Exhibit 4.14

LONG-TERM INCENTIVE PLAN – Goals (LTIP – Goals)

PAGSEGURO INTERNET S.A.

1.	Long-Term Incentive Plan – Goals

1.1.

The Board of Directors of PagSeguro Digital Ltd., which has been listed on the New York Stock Exchange (NYSE) since January 26, 2018, incorporated as an exempted company with limited liability in the Cayman Islands (“Company”), parent company of the operating company PagSeguro Internet S.A., headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1,384, 4th floor, A, Zip Code 01451-001, registered with CNPJ/MF under No. 08.561.701/0001-01 (“PagSeguro Brasil”), has approved this Long-Term Incentive Plan – Goals (hereinafter referred to as “LTIP-Goals”), through which PagSeguro Brasil may grant shares of the Company to certain employees (hereinafter referred to as “Beneficiaries”), provided that they are previously selected and approved by the LTIP-Goals Committee, as defined below, within the limits and conditions established herein.

1.2.

The purpose of the LTIP-Goals is to reinforce the alignment of interests between the Beneficiaries and the Company, giving them the opportunity to become partners of the Company, thus deepening their commitment. PagSeguro Brasil hopes to encourage the expansion, success and achievement of its corporate purposes, attracting and hiring highly-committed professionals who wish to succeed.

1.3.

The management of the LTIP-Goals , including the selection of Beneficiaries and the determination of the relevant participation conditions, will be conducted by the LTIP-Goals committee (“LTIP-Goals Committee”), an administrative body of the Company comprised of the Company’s Chairman of the board of directors and two (2) other officers of Universo Online S.A. appointed by the CEO. PagSeguro Brasil may only enter into agreements or amendments with the Beneficiaries of the LTIP – Goals as previously resolved by the LTIP-Goals Committee.

1.4.	The shares provided for in the LTIP-Goals are those issued by the Company.

1.5.

The LTIP-Goals Committee will entitle each Beneficiary the right to receive annually, as payment of part of the PagSeguro Brasil Corporate Results-Sharing Plan (“PPR-PSB”), a Gross Value (“GV”) in Brazilian Reais, provided that the goals established in the PPR-PSB were met in the previous year. If the PPR-PSB goals were not met in the previous year, the Beneficiary will not receive GV for that year.

1.6.

If the abovementioned conditions are met, the GV, net of taxes, shall be paid to the Beneficiary. The payment shall be made in cash or in shares issued by the Company, at the discretion of the LTIP-Goals Committee. If the payment is made in the form of shares issued by the Company, the GV, net of taxes, shall be converted into shares issued by the Company on the last business day of January following the end of the relevant year (“Conversion Date”), pursuant to the conditions set forth in Section 2, below. The shares will be issued by the Company within 10 (ten) business days from the Conversion Date.

1.7.

If the LTIP-Goals Committee decides to include a new Beneficiary by the end of October of any given year, and provided that the goals of the PPR-PSB have been met, the Beneficiary shall receive the GV on a pro-rata temporis basis. If the LTIP-Goals Committee decides to include a new Beneficiary during November or December of any given year, then the Beneficiary shall receive the GV as if the Beneficiary had been included in January of the following year.

2.	GV – Conversion into Shares

2.1.

GV resulting from the achievement of goals of the PPR-PSB in the previous year shall be converted, on the Conversion Date, into shares of the Company, taking into account the GV, net of legal charges and taxes levied on such payment, divided by the average value of the Company’s shares in the last thirty (30) trading sessions before the Conversion Date.

3.	Delivery of Shares and Lockup

3.1.	Once the GV is converted into shares of the Company, (pursuant to Section 2 above), such shares shall be transferred to the Beneficiary within 10 (ten) business days from the Conversion Date.

3.2.

Once the relevant shares of the Company have been delivered, the Beneficiary shall comply with all lock-up rules and/or transfer restrictions established by the SEC (United States Securities and Exchange Commission), by the Company, by PagSeguro Brasil or in the LTIP-Goals concerning the sale of shares.

3.3.

Once the ownership of the shares has been effectively transferred from the Company to the Beneficiary, the latter shall be solely responsible for managing the shares, except as provided for in Section 3.2.

3.4.

As resolved by the LTIP-Goals Committee, the delivery of the relevant shares of the Company shall occur through sale of treasury shares, issuance of new shares or payment in cash to the Beneficiary to acquire the shares of the Company in the market.

4.	Events of Termination of Employment of the Beneficiary of PagSeguro or affiliated companies

4.1.	If termination occurs before the end of the year: the Beneficiary will not be entitled to GV.

4.2.	If termination occurs after the end of the year and before the Conversion Date: the Beneficiary shall receive the GV, provided that the PPR-PSB goals for the previous year were met.

5.	Legal Charges and Taxes – Shares and Settlement in Cash

5.1.

The amounts discussed herein – paid in shares of the Company or settled in cash – are related to the development goals of PagSeguro Brasil, established in each annual PPR-PSB. Thus, they do not result in payment of labor (FGTS, 13th salary and holidays) or social security charges.

5.2.

PagSeguro Brasil, as part of a corporate results-sharing plan, as provided by Law No. 10.101/00, shall perform the due discounts and payments provided by applicable law, considering the payment date as the basis for calculation.

6.	LTIP-Goals Effectiveness

6.1.	The LTIP-Goals was approved by the Company’s Board of Directors and the LTIP-Goals Committee is authorized to take all necessary measures for the Company to implement the LTIP-Goals.

6.2.	The LTIP-Goals shall be effective until the Company’s Board of Directors or the LTIP-Goals Committee decides to terminate it.

6.3.

Without prejudice to the effectiveness and term of the PPR-PSB, the LTIP-Goals and the individual agreements may be amended or terminated, at any time, by decision of the Company’s Board of Directors or the LTIP-Goals Committee, in the event of force majeure or a drastic fluctuation in the general economic conditions that indicates unpredictability or instability, or in the event of changes in the laws or regulations applicable to the Company or to PagSeguro Brasil that may result in material changes to the provisions of the LTIP-Goals and the individual agreement.

6.4.

In the event of a corporate restructuring of the Company and/or PagSeguro Brasil, including the involvement of third-parties, or in the event of a spin-off, merger, consolidation, or in the event of an IPO by one of their subsidiaries, LTIP-Goals and the individual agreement may be adjusted to such new corporate structure and may be amended, as exclusively resolved by the Board of Directors or the LTIP-Goals Committee.

7.	Final Provisions

7.1.

The provisions of the individual agreement and of the LTIP-Goals do not confer any rights to the Beneficiary that ensure his or her continued employment at PagSeguro Brasil or at any other company within PagSeguro Brasil’s corporate group, and they do not interfere in anyway in PagSeguro Brasil’s right to, at any time and pursuant to applicable law, remove the Beneficiary from his or her duties and terminate the legal relationship with the Beneficiary.

7.2.	Any circumstances not provided for in this instrument shall be resolved by the LTIP-Goals Committee or by the Company’s Board of Directors.

7.3.	All the provisions of PPR-PSB, which are available on the intranet of the UOL Group, are applicable to the LTIP-Goals.

Approved on December 18th, 2018